May 12, 2023
Vancouver, British Columbia

Wheaton Precious Metals Announces Election of Directors and Approval of Special Matters and Welcomes New Board Member

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that the nominees listed below were elected to the Board of Directors at the 2023 Annual and Special Meeting of Shareholders. Detailed results of the vote for the Board of Directors of the Company are shown below. As previously announced, Mr. Eduardo Luna and Mr. John Brough did not stand for re-election. In addition, Ms. Jeane Hull has been elected to the Board.

"I am excited to welcome Jeane Hull to Wheaton's Board of Directors. Ms. Hull brings a wealth of technical and operational experience that will no doubt make her an excellent addition to the Wheaton Board," said George Brack, Chair of the Board of Wheaton. "With the addition of Ms. Hull, Wheaton has exceeded our stated diversity target of 30% female board members by 2024, with over 40% of the board now female."

2023 Annual and Special Meeting of Shareholders Voting Results

Nominee	Votes For	% For	Votes Withheld	% Withheld
George L. Brack	322,284,673	97.61%	7,878,957	2.39%
Jaimie Donovan	322,651,839	97.72%	7,511,791	2.28%
R. Peter Gillin	314,292,950	95.19%	15,870,680	4.81%
Chantal Gosselin	315,923,913	95.69%	14,239,717	4.31%
Jeane Hull	327,888,602	99.31%	2,275,028	0.69%
Glenn Ives	327,605,660	99.23%	2,557,970	0.77%
Charles A. Jeannes	306,763,045	92.91%	23,400,585	7.09%
Marilyn Schonberner	323,870,891	98.09%	6,292,739	1.91%
Randy V.J. Smallwood	327,027,044	99.05%	3,136,586	0.95%

The following special matter was also approved by shareholders at the 2022 Annual and Special Meeting of Shareholders:

- the non-binding advisory resolution accepting the Company's approach to executive compensation was carried with 92.02% of the votes cast in favour of such resolution.

Jeane Hull – New Director
Ms. Hull has over 35 years of mining operational leadership and engineering experience, most notably holding the positions of Chief Operating Officer for Rio Tinto plc at the Kennecott Utah Copper Mine and Executive Vice President and Chief Technical Officer of Peabody Energy Corporation. She also held numerous management engineering and operations positions with Rio Tinto affiliates. Prior to joining Rio Tinto, she held positions with Mobil Mining and Minerals and has additional environmental engineering

and regulatory affairs experience in the public and private sectors. Ms. Hull currently serves as a member of the Board of Directors of Coeur Mining, Inc., Copper Mountain Mining Corporation and Eprioc AB. She previously served on the boards of Interfor Corporation, Trevali Mining Corporation, Pretium Resources Inc. and Cloud Peak Energy Inc. Ms. Hull also serves on the Advisory Board for South Dakota School of Mines and Technology.

For further information, please contact:

Patrick Drouin or Emma Murray
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com